Name of Issuer:  Health Risk Management, Inc.
Title of class of Securities:  Common Stock
CUSIP Number:  421935107
Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications:

     Goldsher & Goldsher
     Mark Goldsher
     640 North LaSalle #300
     Chicago, Illinois  60610
     (312) 986-8941

Date of Event which Requires Filing
of this Statement:

    February 27, 1998

Name of Reporting Person:  Chiplease, Inc.
Source of Funds:  WC
Citizenship or Place of Organization:  South Dakota USA
Number of Shares:  512,300
Aggregate Amount Beneficially Owned by Each Reporting Person: 512,300 Percent of Class Represented by Amount in Row (11): 11.39%


Item 1     Security and Issuer

     The class of securities to which this Statement relates is Common Stock, (the "Shares") of Health Risk Management, Inc. (the "Company") whose principal executive offices are located at 8000 West 78th St., Minneapolis, MN 55349.

Item 2     Identity and Background

     This statement is being filed by and on behalf of the beneficial owner listed below (the "Reporting Person"). Information with regrd to the Reporting Person is set forth below.

Name (a)                        Present (b)                  Principal
                                Address                      Occupation (c)

Chiplease, Inc.                 Leon Greenblatt, Sec'y       Leasing &
                                Chiplease Inc.               Investments
                                330 South Wells St. #718
                                Chicago, IL  60606

     (d-e) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of an administrative body of competent jurisdiction, and as a result thereof, been or is subject to a judgment, decree or final order enjoining future violations of federal or state securities laws.

     (f)  The Reporting Person is incorporated in the State of South Dakota.

Item 3     Source and Amount of Funds or Other Considerations

     The approximate aount of consideration was approximately $1,960,000.

Item 4     Purpose of Transaction

     Neither the Reporting Person nor any officer of the Reporting Person is a director of the Company but may discuss Management of the Company with its directors. The Shares owned by the Reporting Person are for investment purposes. The Reporting Person may in the future purchase or sell additional shares of the Company subject to market conditions or any necessary regulatory approval.

     The Reporting Person has no current plans or proposals which relate to or would result in any of the following:

          (a) The acquisition of additional shares in excess of 15% of the outstanding Shares of the Company;

          (b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company other than one in progress;

          (c) A sale or transfer of a material amount of assets of the Company, other than one in progress;

          (d) Any change in the present board of directors or management of the Company; including any plans or proposal to change the number or term of directors or to fill any existing vacancies on the board, although the Reporting Person has recently sought representation on the Board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the business or corporate structure of the Company;

          (g) Any change in the Articles of Incorporation or By-laws or other actions which may impede or expedite the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) Causing a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

Item 5     Interest in Securities of the Issuer

     (a) The Reporting Person owns 371,000 shares of the Company. The Secretary of the Reporting Person owns 141,000 shares of the Company. There are 4,499,269 Shares outstanding. The Reporting Person owns 11.39% of the outstanding Shares.

     (b) The Secretary of the Reporting Person has the power to vote all Shares of the Company.

     (c) During the last 60 days 140,300 shares were purchased in the open market;

     (d) No other person has the right to receive or power to direct the receipt of dividends from or proceeds from the sale of the Company;

     (e)  Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships between the Reporting Person and other persons with respect to the shares of the Company.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 1997



Leon Greenblatt, Secretary